SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

[redacted]

07027929

7 November 2007

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 6 November 2007 which we released to The Stock Exchange of Hong Kong Limited ("HKSE") on 6 November 2007 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Irene Ko
Company Secretary

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Encl

dlw 11/15

c.c. J P Morgan
- Mr. King Ho

E\tn\sa\SHMB\ltr.doc2

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has on 6 November 2007 released to Bursa Malaysia announcements (the "Announcements") in relation to change in boardroom of SHMB. The Announcements are attached for information purposes only.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Loong, Edward *(Chairman)*
Mr. Lui Man Shing *(Deputy Chairman)*
Mr. Giovanni Angelini
Mr. Ng Si Fong, Alan

Non-Executive Directors
Madam Kuok Oon Kwong
Mr. Ho Kian Guan
Mr. Lee Yong Sun
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man
Mr. Michael Wing-Nin Chiu

Hong Kong, 6 November 2007

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

CHANGE IN BOARDROOM

Change in Boardroom

Date of change	:	**01/11/2007**
Type of change	:	**Appointment**
Designation	:	**Alternate Director**
Directorate	:	**Non Independent & Non Executive**
Name	:	**JOSEPH PATRICK STEVENS**
Age	:	**45**
Nationality	:	**American**
Qualifications	:	**He holds a Juris Doctorate from Georgetown University (United States) and graduated from the Alfred University (United States) with a Bachelor of Science in Political Science.**
Working experience and occupation	:	**Mr Joseph Stevens is currently the Global Head of Principal Finance at Standard Chartered Bank ("SCB"), Singapore. Prior to joining SCB in 2006, he was at Goldman Sachs for 13 years in the Investment Banking Division, where he held a number of senior positions throughout Asia (Hong Kong, Singapore, Tokyo, Beijing), including, the position of CEO of Goldman Sachs' China joint venture. Prior to Goldman Sachs, he was with Cravath, Swaine & Moore for 6 years.**
Directorship of public companies (if any)	:	**Nil**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
Remarks	:	

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

CHANGE IN BOARDROOM

Change in Boardroom

Date of change	:	**01/11/2007**
Type of change	:	**Appointment**
Designation	:	**Director**
Directorate	:	**Non Independent & Non Executive**
Name	:	**RAVINDER SINGH GREWAL SARBJIT S**
Age	:	**38**
Nationality	:	**Malaysian**
Qualifications	:	**He graduated *from the* University of New South Wales, Australia with a BComm and is also an Australian CPA**
Working experience and occupation	:	**Mr Ravinder is currently the Investment Director at Standard Chartered Private Equity Limited, Singapore. He has 15 years of experience in corporate finance and private equity, covering IPOs, bond issues, M&A transactions as well as debt restructuring transactions. Previously, Mr Ravinder worked for Standard Chartered Merchant Bank and also DBS Bank.**
Directorship of public companies (if any)	:	**Nil**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
Remarks	:	

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

CHANGE IN BOARDROOM

Change in Boardroom

Date of change	:	**01/11/2007**
Type of change	:	**Appointment**
Designation	:	**Director**
Directorate	:	**Non Independent & Non Executive**
Name	:	**RICHARD ANTHONY JOHNSON**
Age	:	**43**
Nationality	:	**British**
Qualifications	:	**He holds a MA in Law from Oxford University and a MSc in Property Investment from City University, London and is also a Chartered Surveyor.**
Working experience and occupation	:	**Mr Richard Johnson is currently the Chief Executive Officer of Standard Chartered-Istithmar Asia Real Estate Opportunity Fund. He has 20 years of experience in real estate investment, development and financing in many of the world's major markets. Istithmar is a Dubai based global private equity investor in a wide range of alternative investments and real estate. Previously, Mr Richard Johnson was an International Director of Jones Lang LaSalle based in China, Singapore and London as well as a Partner of St Quintin in London.**
Directorship of public companies (if any)	:	**Nil**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
Remarks	:	

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

7 November 2007

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 6 November 2007 which we released to The Stock Exchange of Hong Kong Limited ("HKSE") on 6 November 2007 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

c.c. J P Morgan
- Mr. King Ho

E\tm\sa\SHMB-3Q-2007\ltr.doc2

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY - SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA ON 6 NOVEMBER 2007 PURSUANT TO CHAPTER 9 OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA ("SHMB"), a 52.78% subsidiary of SA and a company listed on Bursa Malaysia Securities Berhad, has announced its unaudited financial results for the third quarter and for the nine months ended 30 September 2007 in Malaysia on 6 November 2007. The unaudited financial statements of SHMB have been prepared in accordance with applicable approved accounting standards for entities other than private entities issued by the Malaysian Accounting Standards Board. The unaudited Condensed Consolidated Income Statement of SHMB is provided below.

SHMB, a subsidiary of SA listed on Bursa Malaysia Securities Berhad and in which SA has a 52.78% interest, has announced its unaudited financial results for the third quarter and for the nine months ended 30 September 2007 in Malaysia on 6 November 2007. The unaudited Condensed Consolidated Income Statement of SHMB is provided below:

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007

	Three Months Ended		Nine Months Ended	
	30.9.2007	**30.9.2006**	**30.9.2007**	**30.9.2006**
	RM'000	*RM'000*	*RM'000*	*RM'000*
Revenue	**114,165**	**85,978**	**301,872**	**236,016**
Operating profit before exceptional item	38,834	19,151	81,126	44,470
Exceptional item	–	–	–	–
Operating profit after exceptional item	38,834	19,151	81,126	44,470
Interest expense	(1,839)	(1,421)	(5,770)	(4,472)
Interest income	89	28	169	93
Share of results of an associated company	(802)	(917)	(2,063)	(3,089)
Profit before tax	**36,282**	**16,841**	**73,462**	**37,002**
Tax expense	(5,744)	(6,296)	(16,559)	(13,050)
Profit for the period	**30,538**	**10,545**	**56,903**	**23,952**
Attributable to:				
Shareholders of Shangri-La Hotels (Malaysia) Berhad	**27,771**	**8,910**	**51,683**	**19,988**
Minority interests	2,767	1,635	5,220	3,964
	30,538	**10,545**	**56,903**	**23,952**
Basic Earnings per Ordinary Share (sen)	6.31	2.03	11.75	4.54
Diluted Earnings per Ordinary Share (sen)	NA	NA	NA	NA

NA – not applicable

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER ORDINARY SHARE PERTAIN ONLY TO SHMB, A 52.78% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 52.78% SHARE OF THE 2007 CONSOLIDATED RESULTS OF SHMB IN SA'S 2007 FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 6 November 2007

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purpose only*

END